FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934

For the month of           APRIL                                  2003
                           ----------------                      -----------

                           RESEARCH IN MOTION LIMITED

   -------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada

                                     N2L 3W8

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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F              Form 40-F      X
                             -----------                ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                         No  X
                            -------------              --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                 DOCUMENT INDEX

  Document                                                            Page No.

     1.    News Release dated April 3, 2003 ("RIM vs. Good Technology   4
           Litigation Proceeds Toward Trial")


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                                                                 DOCUMENT 1

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RIM [Graphic Omitted]
                                                              APRIL 3, 2003

FOR IMMEDIATE RELEASE

RIM VS. GOOD TECHNOLOGY LITIGATION PROCEEDS TOWARD TRIAL

WATERLOO, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) disclosed a brief update on the RIM vs. Good Technology, Inc. litigation following a scheduled hearing on April 2, 2003. The hearing yesterday related to one of four ongoing lawsuits filed by RIM against Good Technology.

RIM applied for a preliminary injunction in the California Superior Court seeking to enjoin Good Technology on a number of unfair competition grounds. RIM asked the court to enjoin Good Technology from using customer information that RIM contends was misappropriated from RIM. Good Technology represented to the court that it is no longer using the allegedly misappropriated customer information and based upon that representation the court denied RIM's request for further relief. The judge suggested that in light of Good Technology's voluntary restraint, damages would be an adequate remedy. RIM also sought to enjoin certain use of Good Technology's software. The court denied the extraordinary relief sought by RIM and instead ordered that the matter proceed towards trial and set a status conference for June 3, 2003. In the interim, discovery in these proceedings will continue. RIM also plans to proceed in the other separate lawsuits relating to patent, trademark and copyright infringement.

BACKGROUND:

In June 2002, RIM filed a lawsuit against Good Technology alleging that Good Technology's wireless goods and services infringe on four RIM patents within RIM's Wireless Integration Patent Portfolio. In July 2002, RIM filed an additional separate lawsuit against Good Technology alleging that Good Technology infringes on a portion of RIM's Copyright Portfolio associated with the user interface on RIM's line of BlackBerry Wireless Handhelds(TM). In July 2002, RIM filed another separate lawsuit against Good Technology alleging that Good Technology has engaged in unfair competition, false advertising, trademark infringement and trademark dilution resulting in the unlawful use of the RIM and BlackBerry(TM) marks. In September 2002, RIM filed an additional separate lawsuit against Good Technology alleging that Good Technology has engaged in misappropriation of trade secrets, breach of contract, tortious interference with contracts and prospective economic relations, unfair competition, unjust enrichment, breach of implied duty of good faith and fair dealing.

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #
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MEDIA CONTACT:
Scott Pollard
Brodeur Worldwide for RIM
Tel: +1 212.771.3644
E-mail: spollard@brodeur.com

INVESTOR CONTACT:
RIM Investor Relations
Tel: +1 519.888.7465
E-mail: investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

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                                   SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                        --------------------------------------
                                                      (Registrant)

Date: April 3, 2003              By:            /s/   Rob Duncan
      -------------------------         --------------------------------------
                                                      (Signature)
                                        Rob Duncan
                                        Vice President, Corporate Controller